 Exhibit 99.1

The Very Good Food Company Announces Board and Management Team Changes

Interim Co-CEO Matthew Hall Will Transition into an Advisory Role
Parimal Rana Appointed as New CEO

VANCOUVER, BC, July 4, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), has announced that as part of its succession plan, Matthew Hall has stepped down as interim Co-Chief Executive Officer and as a director of the Company but will continue to support VERY GOOD in an advisory capacity. Parimal Rana, a seasoned food industry professional and Very Good's Vice President of Operations, is assuming the role of Chief Executive Officer and will also join VERY GOOD's board of directors (the "Board").

With today's announcement, Matthew Hall commented on the progress VERY GOOD has made in recent weeks, and on the Company's leadership succession plan: "We've made notable headway in our effort to stabilize the business and it's the right time for Parimal to assume the role of CEO. Considering Parimal's deep understanding of the plant-based food industry, his impressive operational background, and most importantly his proven leadership capability within VERY GOOD, he is well prepared to build on the operational improvements that have been put in place and to realize VERY GOOD'S future growth potential."

Newly appointed CEO Parimal Rana specializes in scaling operations and driving company growth and has over 25 years of experience in the food manufacturing industry and has worked at major food companies such as Nature's Path Foods, Sunrise Soya Foods, CLS, Gardine and Daiya before joining VERY GOOD in 2021. "It is a privilege for me to take over as CEO. Matt's interim leadership has resulted in a notable change of direction and greater stability for our business, and we're now well positioned to leverage our strengths and focus on future growth", said Rana.

As part of this leadership transition, Dela Salem, who temporarily assumed the role of Interim Co-CEO alongside Matt Hall in May to help guide the Company through key challenges, will return to focus her efforts solely on the Board.

The Company today also announced that Bill Tolany has stepped down from the Board for personal reasons. The Company and the Board are working to fill the independent board seat vacancy created by Bill's departure.

The Company thanks both Matt and Bill for their contributions and wishes them much success in their future endeavors.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC

Parimal Rana
Chief Executive Officer

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to, the Company's leadership succession plan, the anticipated benefits from the appointment of Parimal Rana as CEO and the Board's work to fill the independent board seat vacancy. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to accurately forecast customer demand for its products and manage its inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets and manage its international expansion, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy,  taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 6-K filed with the SEC on April 1, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

 None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: Very Good Food Company, Investor Relations, Email: invest@verygoodbutchers.com, Phone: +1 855-472-9841

CO: The Very Good Food Company Inc.

CNW 08:30e 04-JUL-22